Exhibit 99.1

2016-04-05

PRESS RELEASE

Oasmia Pharmaceutical Reports Positive Clinical Study Results for Proprietary XR17 Nanotechnology

New York, April 05, 2016 ---Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, today announced the results of a study in healthy volunteers for the Company’s XR17 nanotechnology that it believes indicates the excipient’s vast potential across many pharmaceutical indications beyond the cytostatic drug market.

The Company recently completed a single center, randomized, single-blind, placebo-controlled study to assess the pharmacokinetics, safety and tolerability of XR17 and XMeNa, one of the components of XR17, after performing single ascending doses in 48 healthy subjects. XR17 has been used in several previously conducted clinical trials without any adverse events connected to the substance, a result that now has been confirmed and reinforced by this study.

XR17 is Oasmia's proprietary excipient, transforming novel or existing un-soluble molecules into water soluble nanoparticle formations which instantly is released in the blood stream without added solvent, resulting in shorter infusion time and no pre-medication for the patient. This innovative approach also allows for multiple cytostatics to be given in a single infusion, as opposed to a traditional process that would usually require two or more infusions. XR17 is the excipient of Oasmia’s human oncology treatment compound Paclical®, as well as Oasmia’s formulation of doxorubicin for veterinary use, Doxophos Vet and Paccal Vet®.

Oasmia believes this clinical breakthrough presents a tremendous opportunity to create revenue streams in addition to the development and commercial sales of its human and animal oncology treatments. The confirmation of XR17 as a drug delivery system creates the potential for licensing and deployment opportunities in additional therapeutics outside of the oncology treatment sector. A 2014 report estimated that “70% of molecules in the developmental pipeline are believed to be poorly soluble and 40% of already approved drugs are poorly soluble,” creating what Oasmia believes is a market opportunity that can be fulfilled by XR17.

“The drug discovery program is often limited by poor solubility that in many cases can exclude the patients from highly potent medications and result in additional and expensive administrations. In worst cases, drugs that have shown strong potential in animal models may not be used as a pharmaceutical treatment due to solubility problems,” said Margareta Eriksson, Vice President of Clinical Development at Oasmia Pharmaceutical. “We are pleased that this clinical study yielded the results we had anticipated, and consider it the first step in positioning XR17 as a drug delivery system with expansive potential in the pharmaceutical industry.”

“The results of this clinical study present a tremendous market opportunity for Oasmia, one that we seek to capitalize on for future revenue potential,” said Julian Aleksov, Executive Chairman of Oasmia. “XR17 has thus far fulfilled our expectations, clearly demonstrating that its potential for widespread adoption by the pharmaceutical sector is no longer exclusive to oncology, but all treatments. We believe this breakthrough and subsequent development will create a revenue channel for Oasmia in addition to the sales efforts of our family of commercialized and next-generation oncology products.”

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OASM.US).

For more information, please contact:

Margareta Eriksson, Vice President Clinical Development Tel: +46 18 50 54 40 E-mail: margareta.eriksson@oasmia.com

Julian Aleksov, Executive Chairman Tel: +46 18 50 54 40 E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund Founder FischTank Tel: +1 (646) 699 1414 E-mail: eric@fischtankpr.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.40, CET on April 5, 2016.”